UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

Commission File Number 001-41550

A.	Full title of the plan:

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

B.	Name of issuer of the Securities held pursuant to the plan
and the address of its principal executive office:

CROWN HOLDINGS, INC.
14025 Riveredge Drive, Suite 300
Tampa, FL 33637-2015

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Table of Contents

Page(s)

Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022	3

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2023 and 2022	4

Notes to Financial Statements	5-10

Supplemental Information *

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11

Exhibit Index	12

Signature	12

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants of Crown Cork & Seal Company, Inc. Retirement Thrift Plan and Members of the Benefit Plans Committee:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the “Plan”) as of December 31, 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ WithumSmith+Brown, PC

We have served as the auditor of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan since 2024.

Whippany, New Jersey
June 21, 2024
PCAOB ID Number 100

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of Crown Cork & Seal Company, Inc. Retirement Thrift Plan:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the Plan) as of December 31, 2022 and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BAKER TILLY US, LLP

We served as the Plan's auditor from 2005 to 2023.

Philadelphia, Pennsylvania
June 23, 2023

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Statements of Net Assets Available for Benefits
	As of December 31,
	2023	2022
ASSETS
Investments, at fair value
Registered investment companies:
Baird Core Plus Bond Fund	$8,306,654	$7,696,908
DFA Emerging Markets Core Equity Portfolio	1,032,339	736,338
DFA US Targeted Value Portfolio	1,030,415	814,230
Fidelity Small Cap Growth Fund	9,814,681	8,682,195
T. Rowe Price International Discovery Fund	155,109	219,687
Vanguard Developed Markets Index Fund	3,807,976	3,076,463
Vanguard International Growth Fund	7,504,457	7,085,747
Vanguard Russell 1000 Growth Index Fund	2,363,880	—
Vanguard Cash Reserve Federal Money Market Fund	167,809	151,705
Vanguard Target Retirement 2020 Fund	846,976	716,642
Vanguard Target Retirement 2025 Fund	5,413,046	4,744,197
Vanguard Target Retirement 2030 Fund	7,036,012	5,616,495
Vanguard Target Retirement 2035 Fund	5,800,662	4,584,308
Vanguard Target Retirement 2040 Fund	5,199,932	4,008,682
Vanguard Target Retirement 2045 Fund	3,144,460	2,440,353
Vanguard Target Retirement 2050 Fund	4,407,342	3,323,241
Vanguard Target Retirement 2055 Fund	2,363,510	1,873,233
Vanguard Target Retirement 2060 Fund	2,620,217	1,521,075
Vanguard Target Retirement 2065 Fund	726,556	432,046
Vanguard Target Retirement 2070 Fund	27,399	1,092
Vanguard Target Retirement Income Fund	4,091,958	3,817,026
Vanguard Total Stock Market Index Fund	47,114,553	38,869,375
Vanguard U.S. Growth Fund	—	1,612,921
Vanguard Wellington Fund	10,924,815	9,715,992
Vanguard Windsor II Fund	2,800,495	2,271,610
	136,701,253	114,011,561

Vanguard Retirement Savings Trust	23,549,248	25,645,430
Crown Holdings, Inc. Stock Fund	5,443,353	4,871,250
Total investments, at fair value	165,693,854	144,528,241

Receivables
Notes receivable from participants	3,583,864	3,479,341
Employer contributions receivable	764,324	634,967
Total receivables	4,348,188	4,114,308

Total assets	170,042,042	148,642,549

LIABILITIES	—	—

Net assets available for benefits	$170,042,042	$148,642,549
The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Statements of Changes in Net Assets Available for Benefits
	For the Year Ended December 31,
	2023	2022
Additions/Changes:
Investment income (loss):
Interest and dividend income	$3,942,858	$4,275,578
Net appreciation (depreciation) in fair value of investments	19,635,366	(33,561,334)
Total investment income (loss)	23,578,224	(29,285,756)

Interest income, notes receivable from participants	220,556	162,038

Contributions:
Employer	2,484,868	2,242,368
Participant	7,946,236	7,874,870
Total contributions	10,431,104	10,117,238

Other additions	25,801	18,573
Total additions/changes	34,255,685	(18,987,907)

Deductions:
Benefits paid to participants	12,228,225	15,848,716
Administrative expenses	198,781	231,705
Other deductions	17,615	—
Total deductions	12,444,621	16,080,421

Net increase (decrease)	21,811,064	(35,068,328)

Transfers from Crown Cork & Seal Company Inc. 401(k) Retirement Savings Plan	110,950	54,285

Transfers to Crown Cork & Seal Company Inc. 401(k) Retirement Savings Plan	(522,521)	(5,892,369)

Net Assets Available for Benefits:
Beginning of year	148,642,549	189,548,961
End of year	$170,042,042	$148,642,549

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a voluntary defined contribution plan. The purpose of the Plan is to provide a convenient method by which eligible employees may save regularly through salary deferrals. Participation in the Plan is determined by an agreement among recognized collective bargaining units and Crown Holdings, Inc. and subsidiaries (the “Company”) or as otherwise agreed upon between the Company and non-organized hourly employees. Generally, employees are eligible to participate in the Plan upon date of hire. Employees are automatically enrolled on the first of the month following 30 days of service with a before-tax rate of 3% or 6%, as defined in the Plan document, unless they affirmatively elect not to participate in the Plan or elect to contribute at a different rate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the “Committee”). The Committee has appointed Vanguard Fiduciary Trust Company (“VFTC”) as the trustee and recordkeeper of the Plan.

The Secure 2.0 Act of 2022 was signed into law on December 29, 2022. This legislation includes a vast array of provisional changes to retirement plans. Plan management is adopting any mandatory provisions as they become applicable and evaluating those provisions deemed discretionary.

Contributions
The Plan allows before-tax and Roth participant contributions of 2% to 75% of eligible compensation. The Plan also allows after-tax participant contributions of 1% to 10% of eligible compensation. Catch-up contributions are permitted by the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions, where applicable, are invested in accordance with participant investment directions. Before-tax and Roth contributions may be matched by the Company at various rates as determined by the employer company, as defined in the Plan document. In addition, certain participants receive profit sharing contributions, some of which are discretionary, from the Company at varying rates as determined by the employer company, as defined in the Plan document. Discretionary contributions in 2023 and 2022 totaled $764,324 and $634,967, respectively. Contribution amounts are subject to certain Internal Revenue Service (“IRS”) limitations.

Participant Accounts
Each participant’s account is credited with (a) the participant’s contributions, (b) the Company’s contribution and (c) Plan earnings, and charged with administrative fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and profit sharing contribution portions of their accounts plus earnings thereon is based on various rates established in the collective bargaining agreements or in the Plan document. The Plan uses graded vesting that results in a participant becoming 100% vested in the matching contribution portion after completing 4 or 5 years of credited service depending on the employer company and as defined in the Plan document. If eligible, a participant becomes 100% vested in the profit sharing contribution portion either immediately or after completing 5 years of credited service on a graded scale, depending on the employer company and as defined in the Plan document.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Notes Receivable from Participants
The Plan does not generally permit participants to borrow from their accounts. However, in some circumstances participants who are employees of certain divisions of the Company and participants who are former participants of certain plans, which have merged into the Plan, are permitted to borrow from their accounts. Generally, these participants may borrow from their account a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance.

Notes receivable terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The notes receivable are secured by the balance in the participant’s account and bear interest at prevailing interest rates. Interest rates on notes receivable outstanding as of December 31, 2023 and 2022 range from 4.25% to 9.50% and 4.25% to 8.50%, respectively. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits
On termination of service due to retirement, attainment of age 65, permanent plant shutdown, permanent disability, or death, the participant, or his or her beneficiary, automatically becomes fully vested in the Company contributions. For termination of service due to these or any other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. An active employee may take an in-service withdrawal if he or she has attained age 59.5 or if other criteria are met as defined in the Plan document. All distributions are paid in either cash or Company stock at the participant’s election.

Forfeited Accounts
When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined, represents a forfeiture. Total unallocated forfeitures, which will be used to reduce future Company contributions, were $24 and $14 at December 31, 2023 and 2022, respectively. Forfeitures used to offset Company contributions in 2023 and 2022 totaled $105,298 and $74,422, respectively.

Plan Transfers
A participant's balance may be transferred to or from the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan due to an employee's eligibility changing as a result of a promotion or relocation.

Plan Termination
The Company reserves the right to retroactively amend or modify any of the provisions of the Plan in any respect in order to qualify or maintain the Plan as a plan meeting the requirements of ERISA or any other applicable legislation. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements.

Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2023 and 2022.

Payment of Benefits
Benefits are recorded when paid.

Expenses
Recordkeeping expenses, investment advisory fees, and miscellaneous administrative fees are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) in fair value of investments. Expenses paid by the Company are excluded from these financial statements.

NOTE 3 - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under authoritative guidance are described as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables summarize instruments measured at fair value on a recurring basis for the Plan:

	Assets at Fair Value as of December 31, 2023
	Level 1	Total
Registered investment companies	$136,701,253	$136,701,253
Company common stock fund	5,443,353	5,443,353

Total assets in fair value hierarchy	$142,144,606	142,144,606

Investments measured at net asset value (a)		23,549,248

Investments at fair value		$165,693,854

	Assets at Fair Value as of December 31, 2022
	Level 1	Total
Registered investment companies	$114,011,561	$114,011,561
Company common stock fund	4,871,250	4,871,250

Total assets in fair value hierarchy	$118,882,811	118,882,811

Investments measured at net asset value (a)		25,645,430

Investments at fair value		$144,528,241

(a)Certain investments that were measured at net asset value ("NAV") per share (or its equivalent) have not been classified in the fair value hierarchy. The amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.

Registered investment companies are valued at the daily closing price as reported by the fund, which represent the NAV of shares held by the Plan at year end. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

The fair value of the Company common stock fund is measured at the closing price reported on the active market on which the security held by the fund is traded.

The Vanguard Retirement Savings Trust is a collective trust fund that is valued at the NAV of the units of the collective trust fund held by the Plan at year end times the respective unit value. The NAV, as provided by the trustee, is used as practical expedient to estimate fair value. The NAV of the collective trust fund is based upon significant observable inputs, although it is not based upon quoted market prices in an active market. The collective trust fund’s investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, the collective trust fund invests in assets (typically contracts issued by insurance companies and banks, synthetic investment contracts, and short term investments) and enters into “wrapper” contracts issued by third-parties and invests in cash equivalents represented by shares in a money market fund.

Investments Measured Using NAV per Share Practical Expedient

The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2023 and 2022. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2023
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Retirement Savings Trust	$23,549,248	N/A	Daily	N/A

	December 31, 2022
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Retirement Savings Trust	$25,645,430	N/A	Daily	N/A

NOTE 4 - RELATED PARTY TRANSACTIONS

The Plan participants invest in shares of registered investment companies and a collective trust fund managed by affiliates of VFTC. VFTC acts as trustee for investments of the Plan. Plan assets managed by affiliates of VFTC were $139,911,303 and $121,507,633 as of December 31, 2023 and 2022, respectively. Transactions in these investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

The Plan participants also invest in shares of the Company’s common stock through the Crown Holdings, Inc. Stock Fund. The Company’s common stock fund held approximately 59,109 and 59,254 shares of Crown Holdings, Inc. common stock representing 3.2% and 3.3% of Plan assets as of December 31, 2023 and 2022, respectively. For the years 2023 and 2022, the Company common stock fund had purchases of $363,182 and $1,009,404, respectively, and sales of $385,432 and $1,369,528, respectively. Dividend income from the Company’s common stock fund totaled $56,235 and $52,719 in 2023 and 2022, respectively. The Plan also issues loans to participants, which are secured by the balances in the respective participant accounts. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE 5 - TAX STATUS

The IRS determined and informed the Company by letter dated October 13, 2015 that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(k). The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believes that the Plan is qualified, and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6 - RISKS AND UNCERTAINTIES

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

As of December 31, 2023 and 2022, the Plan had investments of $70,663,801 and $64,514,805, respectively, that were concentrated in two funds.

Supplemental Information
Required for Form 5500

CROWN CORK & SEAL COMPANY, INC. RETIREMENT THRIFT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
Crown Cork & Seal Company, Inc. Retirement Thrift Plan EIN 23-1526444 Plan No. 105
	Identity of Participant-Directed Issues	Investment Type	Current Value
	Baird Core Plus Bond Fund	Registered Investment Company	$8,306,654
	DFA Emerging Markets Core Equity Portfolio	Registered Investment Company	1,032,339
	DFA US Targeted Value Portfolio	Registered Investment Company	1,030,415
	Fidelity Small Cap Growth Fund	Registered Investment Company	9,814,681
	T. Rowe Price International Discovery Fund	Registered Investment Company	155,109
*	Vanguard Developed Markets Index Fund	Registered Investment Company	3,807,976
*	Vanguard International Growth Fund	Registered Investment Company	7,504,457
*	Vanguard Russell 1000 Growth Index Fund	Registered Investment Company	2,363,880
*	Vanguard Cash Reserve Federal Money Market Fund	Registered Investment Company	167,809
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	846,976
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	5,413,046
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	7,036,012
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	5,800,662
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	5,199,932
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	3,144,460
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	4,407,342
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	2,363,510
*	Vanguard Target Retirement 2060 Fund	Registered Investment Company	2,620,217
*	Vanguard Target Retirement 2065 Fund	Registered Investment Company	726,556
*	Vanguard Target Retirement 2070 Fund	Registered Investment Company	27,399
*	Vanguard Target Retirement Income Fund	Registered Investment Company	4,091,958
*	Vanguard Total Stock Market Index Fund	Registered Investment Company	47,114,553
*	Vanguard Wellington Fund	Registered Investment Company	10,924,815
*	Vanguard Windsor II Fund	Registered Investment Company	2,800,495
*	Vanguard Retirement Savings Trust	Collective Trust Fund	23,549,248
*	Crown Holdings, Inc. Stock Fund	Common Stock Fund	5,443,353
*	Notes receivable from participants	Interest rates: 4.25% - 9.50%	3,583,864
	Total (Held at End of Year)		$169,277,718

*	Party-in-Interest as defined by ERISA
Cost column not required to be reported as all investments are participant directed.

EXHIBITS

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

	By:	/s/ Christy L. Kalaus
Christy L. Kalaus
Vice President and Corporate Controller

Date: June 21, 2024